Exhibit (a)(20)

IN THE UNITED STATES DISTRICT COURT

DISTRICT OF MINNESOTA

Brad Bjorklund,

Plaintiffs,	Civil Action No.

V. Robert Switz, William Spivey, John Wunsch, John Boyle, Larry Wangberg, Mickey Foret, John Rehfeld, Loid Martin, Krish Prabhu, David Roberts, and ADC Telecommunications, Inc.,	COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAW AND MINNESOTA STATE LAW JURY TRIAL DEMANDED

Defendants.

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, the following against Defendants based upon, among other things, a continuing investigation conducted by and through his undersigned counsel into the facts and circumstances alleged herein, including, without limitation, discussions with Plaintiff’s valuation consultant, and review and analyses of: (i) the public filings of ADC Telecommunications, Inc. (“ADC” or the “Company”) and Tyco Electronics Ltd. and Tyco Electronics Minnesota, Inc. (collectively “Tyco”) with the United States Securities and Exchange Commission (“SEC”); (ii) press releases, public statements, news articles and other publications disseminated by or concerning ADC related parties and the Proposed Transaction (defined below); and (iii) Defendants’ corporate websites:

I.              INTRODUCTION

1.             Plaintiff brings this action alleging violations of Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) against ADC and its Board of Directors (the “Board”); breach of fiduciary duty claims and violations of Minn. Stat. § 302A.467 against the Individual Defendants who are members of ADC’s Board; and claims for aiding and abetting the Individual Defendants’ breaches of fiduciary duty against ADC.

2.             Specifically, Plaintiff alleges that the Individual Defendants are attempting to solicit shareholder proxies in support of an all cash tender offer commenced by Tyco to acquire all of the outstanding shares of ADC by means of an unfair process and for an unfair price of $12.75 for each share of ADC common stock and without adequate disclosure (the “Proposed Transaction”). The Proposed Transaction will occur as a two-step process: the tender offer followed by a short-form merger in a transaction valued at approximately $1.25 billion.

3.             At the time Defendants unanimously approved the Proposed Transaction, the Company’s reported strong financial results and business prospects indicated that ADC was poised for substantial future growth. Specifically, over the past few years, the Company has positioned itself for significant growth and financial success by restructuring the Company’s Network Solutions business segment to divest of certain outdoor wireless product lines and combining certain businesses in order to better streamline operations and to take advantage of synergies and economies of scale. In addition, ADC has enjoyed substantial growth in the Company’s operations in China due to the Chinese government’s investment in the country’s 3G network, resulting in a 74.7% in revenue from such operations in fiscal 2009.

4.             As a result of the above, ADC saw marked increases in the Company’s profitability and revenue, reporting annual revenues of approximately $1.15 billion for fiscal year 2009. The Company’s success has continued throughout fiscal 2010. For example, on February 8, 2010, ADC announced the Company’s financial results for the first fiscal quarter-ending January 1, 2010, reporting “another consecutive strong quarter.” On May 5, 2010, ADC announced the Company’s financial results for the second fiscal quarter-ended April 2, 2010, reporting “another quarter of sequential revenue growth” and significant improvement in the Company’s profit margins, driven primarily by, among other things, higher sales volume.

5.             Despite ADC’s reported strong financial performance and future growth prospects, the Board determined to sell the Company pursuant to the terms of the Proposed Transaction. The “process” by which ADC is being delivered to Tyco is a sham and improperly favors the Individual Defendants’ and certain executive management’s financial interests over those of Plaintiff, a minority shareholder of ADC. The Individual Defendants agreed to the Proposed Transaction without conducting any semblance of a sales process or market check to ensure that they had maximized the consideration being paid to Plaintiff, as a minority ADC shareholder. In this regard, Defendants spoke with only two potential strategic acquirers and completely dismissed the possibility of contacting any financial buyers. The Board failed to carry out its fiduciary responsibilities to Plaintiff and, instead, allowed the Company’s management — who stands to reap tens of millions of dollars from the vesting of restricted stock units and stock options, severance payments and change of control payments if the deal closes — drive the deal negotiations and process.

6.             Moreover, the consideration shareholders are to receive in connection with the Proposed Transaction is inadequate. For example, Morgan Stanley & Co., Incorporated (“Morgan Stanley”) one of the Company’s financial advisors, in performing its Discounted Equity Value Analysis and Discounted Cash Flow Analysis, calculated an implied value per share for ADC as high as $15.25 and $14.50 per share, respectively. Moreover, at least one Wall Street analyst issued a price target for the Company of $13.00 per share before the Proposed Transaction was announced. Given the above, as well as the Company’s recent performance and future prospects, Plaintiff is being cashed out an unfairly low price.

7.             While the consideration Plaintiff is to receive in exchange for his shares of ADC common stock is grossly inadequate, the Individual Defendants unreasonably and disloyally favored a transaction with Tyco in order to receive windfall financial benefits. Specifically, upon consummation of the Proposed Transaction, all of the restricted stock units (“RSUs”), performance-based restricted stock unites (“PSUs”) and unvested stock options held by each of the Individual Defendants will automatically become vested. Further, Defendant Switz will receive approximately $8.9 million in change of control payments if the deal closes. In total, the Individual Defendants will be unjustly enriched by tens of millions of dollars from the consummation of the Proposed Transaction, with Defendant Switz, alone, receiving between $15 and $20 million in financial compensation. In addition, three ADC Board members will have seats on the board of directors of the new company.

8.             To lock up the deal and ensure the Proposed Transaction is approved, Defendants have agreed to onerous deal protection devices that effectively eliminate any potential auction process, including: (i) a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Tyco; (ii) allowing Tyco a free right to top any superior offer; and (iii) providing for an egregious termination fee of $38 million to be paid by ADC to Tyco if the Company decides to pursue another offer. Defendants have also agreed to provide Tyco with a “Top-Up” option that effectively guarantees that Tyco will obtain the shares necessary to effectuate a short-form merger, without requiring a shareholder vote, effectively forcing the Proposed Transaction through without allowing Plaintiff or any other minority stockholder any say in the matter.

9.             On July 26, 2010, ADC filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the SEC. The Recommendation Statement omits material facts concerning, inter alia, the fairness of the sales process and the valuation methods used by the Company’s financial advisors to determine that the price being offered was supposedly fair, making it impossible for Plaintiff to make a fully informed decision whether to tender his shares in the tender offer and/or vote in favor of the Proposed Transaction. Thus, the Proposed Transaction is coercive to Plaintiff because it fails to provide sufficient information to allow him to make an informed decision.

10.           As illustrated above and alleged in more detail herein, the Board breached their fiduciary duties by, inter alia, improperly favoring their own interests to the detriment of Plaintiff by failing to maximize shareholder value in connection with the Proposed Transaction and by failing to disclose all material information concerning the Proposed Transaction.

11.           Without imminent court intervention, Plaintiff will suffer irreparable harm if he is forced to decide whether to tender his shares and/or cast his vote based on a Recommendation Statement that contains materially misleading information and omissions of material fact. Accordingly, Plaintiff seeks to enjoin the Proposed Transaction and require Defendants to disseminate an accurate and complete Recommendation Statement that fully and fairly informs him all material information in a non-misleading manner.

II.            JURISDICTION AND VENUE

12.           The claims asserted herein arise under sections 14(d)(4) and 14(e) of the Exchange Act, 15 U.S.C. § 78n and Minnesota State Law. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §§ 1331, 1367.

13.           Venue is proper in this District because many of the acts and practices complained of herein occurred in substantial part in this District, including the dissemination of the materially misleading statements and omissions alleged herein. In addition, ADC is incorporated in, and maintains its principal executive offices in Minnesota.

III.           PARTIES

14.           Plaintiff is, and has been at all relevant times, the owner of shares of common stock of ADC.

15.           ADC is a corporation organized and existing under the laws of the State of Minnesota. It maintains its principal corporate offices at 13625 Technology Drive, Eden Prairie, Minnesota 55344, and provides broadband communications network infrastructure products and related services worldwide.

16.           Defendant Robert Switz (“Switz”) has been the President, Chief Executive Officer, and a director of the Company since 2003 and Chairman of the Board of the Company since 2008.

17.           Defendant William Spivey (“Spivey”) has been a director of the Company since 2009.

18.           Defendant John Wunsch (“Wunsch”) has been a director of the Company since 1991.

19.           Defendant John Boyle (“Boyle”) has been a director of the Company since 1999.

20.           Defendant Larry Wangberg (“Wangberg”) has been a director of the Company since 2001.

21.           Defendant Mickey Foret (“Foret”) has been a director of the Company since 2003.

22.           Defendant John Rehfeld (“Rehfeld”) has been a director of the Company since 2004.

23.           Defendant Lois Martin (“Martin”) has been a director of the Company since 2004.

24.           Defendant Krish Prabhu (“Prabhu”) has been a director of the Company since 2008.

25.           Defendant David Roberts (“Roberts”) has been a director of the Company since 2008.

26.           Defendants referenced in ¶¶ 16 through 25 are collectively referred to as Individual Defendants and/or the ADC Board. The Individual Defendants as officers and/or directors of ADC, have a fiduciary relationship with Plaintiff and owe him the highest obligations of good faith, fair dealing, loyalty and due care.

IV.           THE INDIVIDUAL DEFENDANTS’ BREACHES OF THEIR FIDUCIARY DUTY

27.           By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and owe him, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.

28.           Where the officers and/or directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

i.              adversely affects the value provided to the corporation’s shareholders;

ii.             favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

iii.            contractually prohibits them from complying with their fiduciary duties;

iv.            will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

v.             will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

29.           In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

i.              participating in any transaction where the Individual Defendants’ loyalties are divided;

ii.             participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

iii.            unjustly enriching themselves at the expense or to the detriment of the public shareholders.

30.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty and good faith owed to Plaintiff, or are aiding and abetting others in violating those duties.

V.            CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

31.           In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

32.           During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Tyco to attempt to eliminate the Plaintiff’s equity interest in ADC pursuant to a defective sales process, and (ii) permit Tyco to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

33.           Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

VI.           FURTHER SUBSTANTIVE ALLEGATIONS

A.            Company Background

34.           ADC, incorporated in the State of Minnesota, maintains its corporate headquarters in Eden Prairie, Minnesota. ADC primarily provides broadband communications network infrastructure products and services worldwide.

35.           Over the last several years, ADC has operated as a leading global provider of broadband communications network infrastructure products and related services. The

Company’s products offer comprehensive solutions that enable the delivery of high-speed Internet, data, video and voice communications over wireline, wireless, cable, enterprise and broadcast networks. Such products include fiber-optic, copper and coaxial based frames, cabinets, cables, connectors and cards, wireless capacity and coverage solutions, network access devices and other physical infrastructure components. ADC has customers in more than 130 countries.

B.	ADC Has Recently Reported Strong Financial
Results And Significant Growth Potential

36.           During 2008, ADC restructured its Network Solutions business segment by divesting itself of certain outdoor wireless product lines and combining the Company’s Wireline solutions business with the Connectivity business in order to streamline operations to take advantage of synergies and economies of scale.

37.           As a result of these changes, ADC saw marked increases in the Company’s profitability, reporting annual revenues of approximately $1.15 billion for fiscal year 2009. On February 16, 2010, Motley Fool issued an article commenting on the Company’s future growth potential, stating ADC “is positioned very well for the boom in wireless technology. With sales all over the world, [ADC] will benefit from broadband and wireless infrastructure development for years to come.”

38.           In addition, ADC has recently seen substantial growth in China due to the Chinese government’s investment in the country’s 3G network. During the Company’s 11-month fiscal 2009, the Company’s revenues in China increased 74.7% as compared to fiscal 2008.

39.           On February 8, 2010, the Company announced its financial results for the first quarter ending January 1, 2010. In the press release announcing the results, Defendant Switz touted the Company’s “strong first quarter results”, stating:

ADC’s strong first quarter results demonstrate the positive impact of our ongoing efforts to streamline operations . . . We delivered very good gross margins, managed operating expenses effectively in the face of what remains a challenging CAPEX-spending environment, and bolstered our already strong liquidity position. Based on these results, we’re pleased with the continued improvements in our financial performance and expect to demonstrate further progress as we move through fiscal 2010. As we continue to realize the benefits of our improved operations, we expect to drive additional earnings power by maintaining our commitment to creating a more effective and efficient organization . . . We also are making strategic gains in the marketplace with our focus on the areas of greatest opportunity in fiber and wireless networks worldwide, exhibited in part by the strength of our business in China and a significant sequential increase in wireless sales in the first quarter.

40.           On May 5, 2010, ADC announced its results for the second quarter ending April 2, 2010. Among the financial highlights, the Company reported that net sales for the quarter rose 6.8% to $274.0 million, compared to $256.6 million for the second quarter of fiscal 2009 and increased 3.2% compared to $265.6 million for the first quarter of 2010. The Company reported second quarter gross margin of 36.5 percent compared to a gross margin of 32.3 percent during the same quarter of last year and 34.7 percent in the previous quarter. This margin improvement was driven primarily by the company’s successful, ongoing efforts to increase efficiency across its operating cost structure, higher volume and a favorable product mix.

41.           In the May 5th press release, Defendant Switz, again, highlighted the Company’s outstanding financial results for the quarter, stating:

We are pleased with ADC’s strong financial performance in the second quarter . . . Our results are highlighted by another quarter of expanding margins and sequential revenue growth. We continue to experience the bottom-line benefits of our on-going cost reduction initiatives and the implementation of process and production improvements across our operations. Moving forward, ADC is well positioned to take further advantage of our operating leverage as we realize the revenue acceleration expected during the second half of our fiscal year. In addition to our second quarter revenue growth, we are seeing increased customer planning and proposal activity, indicating their intentions to renew next-generation network spending in significant ways. These investments, dedicated to deploying and upgrading FTTX and mobile networks, create growth opportunities for ADC’s high-performance fiber connectivity and wireless coverage and capacity solutions. Additionally, we expect to see continuing growth in the enterprise space where data center spending is rebounding, as well as in our professional services business which delivered another good quarter.

(Emphasis added).

42.           As a result of the Company’s positive second quarter results, Businessweek.corn, in commenting on the Proposed Transaction, quoted Defendant Swift as stating that ADC “will report sales growth in the second half of this year as phone companies invest in a new generation of network technology and add capacity to wireless networks.”

C.            The Proposed Transaction is Unfair

43.           Despite its promise and poise for growth, the Company agreed to enter into the Proposed Transaction. In a press release dated July 13, 2010, the Company announced that it had entered into a merger agreement with Tyco, stating:

SCHAFFHAUSEN, Switzerland, and EDEN PRAIRIE, MN — July 13, 2010 — Tyco Electronics (NYSE: TEL) and ADC (NASDAQ: ADCT) announced today a definitive agreement under which Tyco Electronics will acquire ADC for $12.75 per share in cash, or an enterprise value of approximately $1.25 billion. The transaction is expected to be accretive by approximately $0.14 per share in the first full year after closing excluding acquisition-related costs. It will position Tyco Electronics’ Network Solutions segment as a leading global provider of broadband connectivity products to carrier and enterprise networks around the world.

Tom Lynch, Chief Executive Officer of Tyco Electronics, said, “This is a very exciting time for our company and ADC is a great fit as we continue to execute our strategy to create strong leadership positions in all of our connectivity businesses. Consumers and enterprises want access to high-speed video and data wherever they are, on whatever devices they are using—from smart phones to HD and 3-D televisions to computers with advanced video-conferencing capabilities. The combination of ADC and Tyco Electronics creates an industry leader, with the scope and geographic scale to help customers deliver needed capacity, from the core of the network all the way to the end user.”

* * *

The transaction is structured as a tender offer to be followed as soon as possible by a merger. The transaction is subject to customary closing conditions, including the tender of a majority of ADC shares and regulatory approvals, and is expected to close in the fourth calendar quarter 2010.

44.           The consideration shareholders are to receive in connection with the Proposed Transaction is inadequate. For example, Morgan Stanley, in performing its Discounted Equity Value Analysis and Discounted Cash Flow Analysis, calculated an implied value per share for ADC as high as $15.25 and $14.50 per share, respectively. Moreover, at least one Wall Street analyst issued a price target for the Company of $13.00 per share before the Proposed Transaction was announced.

45.           Moreover, one analyst on Dailyfinance.com, in an article dated July 13, 2010, notes that the Proposed Transaction “price tag is still well below the levels of a couple years ago, when ADC’s stock was trading over $17.”

46.           In the same article, the analyst describes how ADC has successfully combated the recession, and is now poised for growth. As stated in the article,

[T]o deal with the recession, ADC took major steps to lower operating costs. Some of the moves included a workforce reduction, facility consolidation and the relocation of resources into lower cost locations. But now it looks like the market environment is starting to improve, with strength in all the segments for ADC. More importantly, the long-term looks promising as the appetite for broadband continues to grow.

(Emphasis added).

47.           The Dailyfinance.com analyst concluded that the deal “will certainly be a nice fit in Tyco’s network solution business, which has massive scale, with about $10 billion in revenues.”

48.           Tom Lynch (“Lynch”), Tyco’s CEO was ecstatic about the great deal Tyco was getting. As stated by Lynch in an ADC town hall webcast given on July 14, 2010:

We are excited about the product line, we are really excited about the wireless, the DAS business you are building. We think this is an incredible, incredibly high growth potential area in telecom and we have no capability there. And frankly, it’s not the kind of capability you can just decide to go out, and even if we said, ‘Here’s 100 engineers, go build a system,’— because you know it doesn’t work that way. It takes this collective know-how of how systems work and everything else. And so we felt this was a strategic, a really strategic hole for our business. So we are really excited about that as well.

49.           Given the above, as well as the Company’s recent performance and future prospects, the consideration shareholders are to receive is inadequate. ADC shareholders are being cashed out at the unfairly low price of $12.75 per share, which doesn’t adequately take into account the tremendous growth potential for ADC. Accordingly, Tyco is picking up ADC at the most opportune time, at a time when ADC is poised for growth and its stock price is trading at a huge discount to its intrinsic value.

D.            The Flawed Process

50.           Discussions between Tyco and ADC regarding a potential transaction of some sort purportedly began in March 2010 when Thomas Lynch, Tyco’s CEO, met with Defendant Switz at the Company’s headquarters to discuss “exploring a possible combination of [Tyco’s] connectivity business unit with the Company” or potential business combination. At that time, the Individual Defendants had only engaged in negotiations for a potential sale of the Company with one other potential strategic acquirer, Company A.

51.           After the March 2010 meeting with Tyco and throughout the next several months leading up to the announcement of the Proposed Transaction on July 13, 2010, the Individual Defendants did not even attempt to shop the Company by contacting even one other potential acquirer. In fact, there is no indication that the Individual Defendants even entertained the idea of contacting other bidders.

52.           Even more egregious, the Individual Defendants immediately dismissed the possibility of contacting any private equity sponsors. As admitted in the Recommendation Statement, neither Morgan Stanley nor Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”), the Company’s financial advisors, were asked to solicit any indications of interest from third parties.

53.           Even after Defendants entered into the Proposed Transaction, they failed to conduct any semblance of a market check and, instead, agreed to a “no solicitation” provision in the merger agreement with Tyco, thereby preventing ADC from soliciting parties following the signing of the Merger Agreement.

54.           By failing to shop the Company or engage in any post-deal market check, the Individual Defendants could not possibly have ascertained whether the consideration being offered to ADC shareholders in the Proposed Transaction fairly maximized shareholder value. Instead, the Individual Defendants unreasonably and disloyally favored Tyco in order to secure for themselves significant financial benefits upon the consummation of the Proposed Transaction, discussed directly below.

E.             The Financial Benefits Received by the Individual Defendants

55.           Each of the Individual Defendants has clear and material conflicts of interest and is acting to better their own interests at the expense of the Company’s public shareholders.

56.           For example, at least three ADC Board members will become members of the Board of the surviving company upon completion of the Proposed Transaction.

57.           In addition, each of the Individual Defendants holds unvested Restricted Stock Units (“RSUs”) of the Company, which upon consummation of the Proposed Transaction, will vest and entitle the holder to receive $12.75 per share for each RSU. As demonstrated in the chart below, the Individual Defendants stand to receive approximately $6.6 million from vested RSUs if the Proposed Transaction closes.

Defendant	Number of RSUs	Cash Consideration Received
Robert E. Switz	125,524	$1,600,431
John J. Boyle III	42,302	$539,351
Mickey P. Foret	45,237	$576,772
Lois M. Martin	45,237	$576,772
Krish Prabhu, Ph.D.	38,544	$491,436
John E. Rehfeld	44,591	$568,535
David A. Roberts	38,544	$491,436
William R. Spivey, Ph.D.	45,923	$585,518
Larry W. Wangberg	45,237	$576,772
John D. Wunsch	47,732	$608,583
TOTAL	518,871	$6,615,606

58.           As with the RSUs, all of the Individual Defendants’ unvested stock options will fully vest and be converted into the right to receive $12.75 per share upon the consummation of the Proposed Transaction. Moreover, Defendant Switz stands to receive approximately $3,567,858 in compensation from performance-based restricted stock units, which will vest automatically and be converted into the right to receive $12.75 per share if and when the deal closes. Defendant Switz further stands to receive approximately $8,870,074 in change of control payments. In total, Switz stands to reap approximately $15 to $10 million in financial gain if the Proposed Transaction closes.

59.           Based on the aforementioned, the Proposed Transaction is wrongful, unfair and harmful to Plaintiff; and represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Plaintiff. The Proposed Transaction is an attempt to deny Plaintiff his rights while usurping the same for the benefit of defendants on unfair terms.

F.             The Preclusive Deal Protection Devices

60.           In addition, on July 13, 2010, the Company filed a Form 8-K with the SEC wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

61.           By way of example, §7.04 of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Tyco. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be Tyco.

62.           Pursuant to §7.04 of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Tyco of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, Tyco is granted three business days to amend the terms of the Merger Agreement to make a counter-offer that only needs to be at least as favorable to the Company’s shareholders as the unsolicited offer. Tyco is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer.

63.           In other words, the Merger Agreement gives Tyco access to any rival bidder’s information and allows Tyco a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse for Tyco, because the Merger Agreement unfairly assures that any “auction” will favor Tyco and piggy-back upon the due diligence of the foreclosed second bidder.

64.           In addition, the Merger Agreement provides that a termination fee of $38,000,000 must be paid to Tyco by ADC if the Company decides to pursue said other offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

65.           Finally, pursuant to Section 2.04 of the Merger Agreement, Tyco is the beneficiary of a “Top-Up” provision that guarantees that Tyco gains the shares necessary to effectuate a short-form merger, without requiring a shareholder vote, effectively forcing the Proposed Transaction through without allowing Plaintiff or any other minority stockholder any say in the matter. Specifically, the Top-Up provision states:

Section 2.04. Top-Up Option. (a) Subject to Section 2.04(b) and Section 2.04(c), the Company grants to Merger Subsidiary, an irrevocable option, for so long as this Agreement has not been terminated pursuant to the provisions hereof (the “Top-Up Option”), to purchase from the Company, up to the number of authorized and unissued shares of Company Common Stock equal to the number of shares of Company Common Stock that, when added to the number of Shares owned by Merger Subsidiary at the time of the exercise of the Top-Up Option, constitutes at least one Share more than 90% of the Shares that would be outstanding immediately after the issuance of all shares of Company Common Stock to be issued upon exercise of the Top-Up Option (such Shares to be issued upon exercise of the Top-Up Option, the “Top-Up Shares”).

66.           Pursuant to the Merger Agreement, if Tyco receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Tyco fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Tyco an option to purchase the number of additional shares from the Company needed to reach the 90% threshold required to effectuate a short-form merger. The “Top-Up” provision essentially renders the tender offer a fait accompli and eliminates the possibility that any alternate bidder can mount a serious challenge to Tyco’s first-in position.

67.           Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions, coupled with the “Top-Up” provision, also foreclose any likely alternate bidder from providing the needed market check of Tyco’s inadequate offer price.

68.           Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that he will continue to suffer absent judicial intervention.

G.            The Materially Misleading and Incomplete Recommendation Statement

69.           On July 26, 2010, the Company filed the Recommendation Statement with the SEC in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to cast an informed decision on whether to tender their shares in the Proposed Transaction.

70.           For example, the Recommendation Statement completely fails to disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed by Morgan Stanley and Houlihan Lokey, the Company’s financial advisors, so that ADC shareholders can properly assess the credibility of the various analyses performed by Morgan Stanley and Houlihan Lokey and relied upon by the Board in recommending the Proposed Transaction.

1.             Material Omissions Concerning Morgan Stanley’s Financial Analyses

71.           With respect to the financial analysis performed by Morgan Stanley, the Recommendation Statement is deficient and should provide, inter alia, the following:

i.              The number of price targets reviewed and considered in the Equity Research Price Targets Analysis and the applicable date such price targets were issued;

ii.             The criteria and assumptions used to determine the 14% cost of equity used in both the Equity Research Price Targets Analysis and the Discounted Equity Value Analysis of 14%;

iii.            The criteria used to select the companies used in the Comparable Company Analysis and to determine such companies had “similar” business characteristics, as well as why Morgan Stanley limited the number of comparable companies to only eight companies;

iv.            The multiples calculated for each comparable company which make up the range for the 2010 EBITDA Multiples of 6.0x to 7.0x and the 2011 EPS multiples of 10.0x to 13.0x used in the Comparable Company Analysis;

v.             The criteria used to select the 15.0x and 12.0x stock price to next-twelve months adjusted EPS multiple used in the Discounted Equity Value Analysis;

vi.            The definition of free cash flows used in the Discounted Cash Flow Analysis, including how stock-based compensation was considered;

vii.           The total amount of tax asset (net operating loss carryforward) assumed in calculating the net present value of the tax asset in the Discounted Cash Flows Analysis for each of the three sets of projections (Base Case, Upside Case, and Downside Case);

viii.          The criteria and assumptions used to prepare the Upside Case, Downside Case, and Base Case projections. This is particularly important considering the significant difference of the Company’s valuation that resulted from using each set of projections. In particular, in the Discounted Cash Flow Analysis, the Upside Case resulted in a valuation of the Company as high as $ 14.50 per share, while the Base Case resulted in a valuation of the Company as high as $ 13.25 per share;

ix.            For the forecasts relied upon by Morgan Stanley for 2013 through 2015, which were purportedly extrapolated from the prior year estimated projections prepared by management, the particular management estimates that were extrapolated and the assumptions used by Morgan Stanley in determining the 2013 through 2015 projections in the Discounted Cash Flow Analysis;

x.             The “unlevered free cash flows” for the years 2010 through 2015 that Morgan Stanley calculated and relied upon in the Discounted Cash Flow Analysis;

xi.            The criteria used to determine the perpetual growth rates to the unlevered free cash flows after 2015 of 3.0% to 3.5% in the Discounted Cash Flow Analysis;

xii.           The criteria used to determine the discount rates of 12% to 14% used in the Discounted Cash Flow Analysis;

xiii.          The number of transactions considered, the specific transactions considered, transaction date, and premiums observed for each transaction in the Premiums Paid Analysis;

xiv.          The criteria used to calculate the 4.0x ratio of total debt to last-twelve-months adjusted EBITDA multiple applied in the leveraged buyout analysis performed in the Illustrative Financial Sponsor Analysis;

xv.           The criteria used to calculate the 6.0x aggregate value to next-twelve-months adjusted EBITDA ratio used in the leveraged buyout analysis performed in the Illustrative Financial Sponsor Analysis; and

xvi.          How Morgan Stanley arrived at an assumed required rate of return of 20% to 25% in the Illustrative Financial Sponsor Analysis.

2.             Material Omissions Concerning Houlihan Lokey’s Financial Analyses

72.           In addition, the Registration Statement completely fails to disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed by the Company’s other financial advisor, Houlihan Lokey. In particular, the Registration Statement is deficient and should provide, inter alia, the following:

i.              The criteria used to select the companies used in the Selected Companies Analysis and why Houlihan Lokey limited the number of comparable companies to only nine companies;

ii.             The ranges of multiples calculated for the September 30, 2010 and 2011 revenue and EBITDA multiples used in the Selected Companies Analysis;

iii.            The dates of each transaction relied upon in the Selected Transactions Analysis;

iv.            The revenue and EBITDA multiples for each transaction in the Selected Transactions Analysis;

v.             The unlevered free cash flows calculated by Houlihan Lokey in the Discounted Cash Flow Analysis for 2010 through 2015;

vi.            The criteria used to determine the perpetual growth rates to the unlevered free cash flows after 2015 of 2.5% to 3.5% in the Discounted Cash Flow Analysis;

vii.           The criteria used to determine the discount rates of 10% to 12% used in the Discounted Cash Flow Analysis;

viii.          Whether Houlihan Lokey considered the tax assets in computing the implied value in the Discounted Cash Flow Analysis; and

ix.            Where Houlihan Lokey obtained the extrapolations that were “provided to Houlihan Lokey” and relied upon in its Discounted Cash Flow Analysis.

3.             Material Omissions Concerning The Process

73.           The Recommendation Statement also fails to describe material information concerning the events leading up to the Proposed Transaction. For example, the Recommendation Statement states that:

i.              the Company conducted a “formal search process” in the fourth quarter of 2009 to retain a strategy and consulting firm to provide an “assessment” of the Company’s strategic alternatives and that such firm was retained in March 2010, but fails to disclose how many firms were contacted, the criteria used to select such firms, the name of the firm ultimately chosen or the reasons for selecting the chosen firm;

ii.             on January 25, 2010, management had determined the RF Opportunity presented strategic risks to the Company but did not disclose such risks;

iii.            on February 8, 2010, Company A Executive contacted Defendant Switz to discuss Company A’s “then-current views on valuation” but did not disclose whether they actually discussed those views or what those views were.

iv.            the Company anticipated synergies from the merger but fails to describe the nature of such synergies or the estimates of synergies anticipated from the merger;

v.             on June 4, 2010, Morgan Stanley reviewed an illustrative analysis of a private equity sponsor’s valuation of the Company, which indicated “that it was unlikely that a sponsor would be competitive in the price ranges currently being offered by Company A and Parent” but fails to disclose the value the private equity firm determined ADC was worth or why the analysis prepared by one private equity firm was indicative of all such firms;

vi.            during a July 10, 2010 meeting between ADC’s management, Morgan Stanley and the Company’s outside counsel, that the meeting participants determined that, while Company A’s proposal of $12.50 per share was superior in value, to Tyco’s offer of $11.7 per share, that “Company A’s proposal was significantly disadvantaged as to the other two criteria” but fails to disclose the nature of the disadvantages; and

vii.           during a July 11, 2010 Board meeting, the Board authorized an exclusivity period with Tyco if it would increase its offer to $12.75 per share in cash, but fails to disclose the criteria the Board used to determine the $12.75 price and whether the Company’s financial advisors had previously advised that $12.75 per share was a fair price for the Company.

CLAIM FOR RELIEF

COUNT I
Violations of Section 14(d) and 14(e) of the Exchange Act
(Against All Individual Defendants and ADC)

2.             Plaintiff repeats all previous allegations as if set forth in full herein.

3.             Defendants have issued the Recommendation Statement with the intention of soliciting shareholder support of the Proposed Transaction.

4.             Sections 14(d)(4) and 14(e) of the Exchange Act require full and complete disclosure in connection with tender offers. Specifically, Section 14(e) provides that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation. The Commission shall, for the purposes of this subsection, by rules and regulations define, and prescribe means reasonably designed to prevent, such acts and practices as are fraudulent, deceptive, or manipulative

5.             The Recommendation Statement violates the Sections 14(d(4) and 14(e) because it omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, Defendants should have known that the Recommendation Statement is materially misleading and omits material facts that are necessary to render them non-misleading.

6.             The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of his entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.

COUNT II
Breach of Fiduciary Duty — Failure to Maximize Shareholder Value
(Against All Individual Defendants)

7.             Plaintiff repeats all previous allegations as if set forth in full herein.

8.             As Directors of ADC, the Individual Defendants stand in a fiduciary relationship with Plaintiff and owes him the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize ADC’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

9.             As discussed herein, the Individual Defendants have breached their fiduciary duties to Plaintiff by failing to engage in an honest and fair sale process.

10.           As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff will suffer irreparable injury in that he has not and will not receive their fair portion of the value of ADC’s assets and will be prevented from benefiting from a value-maximizing transaction.

11.           Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and may consummate the Proposed Transaction, to Plaintiff’s detriment, causing Plaintiff to suffer irreparable harm.

12.           Plaintiff has no adequate remedy at law.

COUNT III
Breach of Fiduciary Duty — Disclosure
(Against Individual Defendants)

13.           Plaintiff repeats all previous allegations as if set forth in full herein.

14.           The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff all information material to the decisions confronting Plaintiff and his investment in ADC.

15.           As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

16.           As a result, Plaintiff is being harmed irreparably.

17.           Plaintiff have no adequate remedy at law.

COUNT IV
Aiding and Abetting
(Against ADC)

18.           Plaintiff repeats all previous allegations as if set forth in full herein.

19.           As alleged in more detail above, ADC is well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendant ADC aided and abetted the Individual Defendants’ breaches of fiduciary duties.

20.           As a result, Plaintiff is being harmed.

21.           Plaintiff has no adequate remedy at law.

COUNT V
Violation of Minn. Stat. § 302A.467
(Against the Individual Defendants)

1.             Plaintiff repeats all previous allegations as if set forth in full herein.

2.             Pursuant to Minn. Stat. § 302A.467, where a corporation formed under Minnesota law or an officer or director of such a corporation violates a provision of Minn. Stat. §§ 302A.001 et seq., a court in this state may, in an action brought by a shareholder of the corporation, grant any equitable relief it deems just and reasonable in the circumstances and award expenses, including attorneys’ fees and disbursements, to the shareholder.

3.             The Individual Defendants breached the standard of conduct imposed upon them pursuant to Minn. Stat. §§ 302A.251 and 302A.361, thereby violating said statutory provisions, and violated §302A.255, all as set forth herein.

4.             Each of the Individual Defendants failed to discharge his or her duties as a director of ADC in good faith, in a manner he or she reasonably believed to be in the best interests of ADC shareholders, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances, thereby failing to adhere to the standard of conduct required of them pursuant to Minn. Stat. § 302A.251.

5.             Pursuant to Minn. Stat. § 302A.251, subd. 4, any provision in ADC’s articles of incorporation limiting director liability is ineffective with respect to the Individual Defendants’ conduct alleged herein because such conduct was reckless and not in good faith and constituted a breach of loyalty to Plaintiff.

6.             Pursuant to Minn. Stat. § 302A.361, the Individual Defendants were required to discharge their duties in good faith, in a manner he reasonably believed to be in the best interests of Plaintiff, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances.

7.             In addition, as ADC’s Chief Executive Officer, Defendant Switz failed to discharge his duties in good faith, failed to discharge his duties in a manner he reasonably believed to be in the best interests of Plaintiff and failed to discharge his duties with the care an ordinarily prudent person in a like position would exercise under similar circumstances.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A)          enjoining, preliminarily and permanently, the Proposed Transaction;

(B)           in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff rescissory damages;

(C)           directing that Defendants account to Plaintiff for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(D)          awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiffs attorneys and experts; and

(E)           granting Plaintiff such further relief as the Court deems just and proper.

BASSFORD REMELE, P.A.

Dated: July 30, 2010	By:	/s/ David E. Camarotto
David E. Camarotto (No. 307208)
33 South Sixth Street, Suite 3800
Minneapolis, MN 55402
Tel: (612) 333-3000
Fax: (612) 746-1218
dcamarotto@bassford.com

Liaison Counsel

LEVI & KORSINSKY, LLP
Joseph Levi, (to be admitted pro hac vice)
Shannon L. Hopkins, (to be admitted pro hac vice)
30 Broad Street, 15th Floor
New York, NY 10004
(212) 363-7500
(212) 363-7171

Counsel for Plaintiff